THIS AMENDING AGREEMENT dated June 16, 2004 is between:

BAYSHORE BANK & TRUST (BARBADOS) CORPORATION,
AS TRUSTEE OF THE ABUELO TRUST
("Abuelo")

AND

WESCORP ENERGY INC.
("Wescorp")

WHEREAS:

A.	Abuelo is the registered and beneficial owner of 50% of the common shares in the capital stock of Vasjar Trading Ltd. (the "Corporation");

B.	Abuelo has agreed to sell to Wescorp 50% of the issued common shares in the Corporation (the "Vasjar Shares") and Wescorp wishes to buy the Vasjar Shares from Abuelo;

C.	Abuelo and Wescorp entered into a share purchase agreement dated January 14, 2004 (the Purchase Agreement") setting out the terms and conditions of the sale of the Vasjar Shares in consideration of the issuance of shares of common stock of Wescorp to Abuelo; and

D.	The parties wish to amend the terms and conditions of the Purchase Agreement in respect of the First Tranche of Wescorp Shares.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants, conditions, warranties, and representations set forth in this Amending Agreement, the parties agree as follows:

1.	All capitalized terms not defined in this Amending Agreement will have the meanings ascribed to them in the Purchase Agreement.

2.	The Purchase Agreement is hereby amended by deleting section 3.1 in its entirety and substituting in its place the following section 3.1:

"3.1 First Tranche Transfer. The Parties agree that:

a)	On or before April 30, 2004, Wescorp will issue and deliver to Abuelo the First Tranche, which 1.2 million Wescorp Shares will be subject to resale restrictions pursuant to the United States Securities Act of 1933 (the "1933 Act") notwithstanding that the definition of "Wescorp Shares" requires that the First Tranche be "registered and free trading".

b)	On or before June 30, 2004, Abuelo will transfer to Wescorp the undivided 50% of the Vasjar Shares.

c)	If Wescorp fails to deliver any of the First Tranche to Abuelo on or before April 30, 2004, Wescorp will cause to be issued further Wescorp Shares to Abuelo representing ten percent (10%) of the Wescorp Shares then due and outstanding.

d)	If, on or before the date that is 270 days after April 30, 2004, Abuelo receives a bona fide offer from a third party to purchase the First Tranche at a price per Wescorp Share equal to or greater than the average closing price of the common shares of Wescorp for July 14, 15 and 16, 2004 less a discount of 5%, and such the third party purchaser deposits the total purchase price in trust with a lawyer, then whether or not Abuelo accepts the offer to purchase the First Tranche,

Wescorp will no longer be obliged to register the First Tranche under the 1933 Act, section 3.4 of this Agreement will not apply to the First Tranche, and Abuelo will have no right of action for damages or otherwise as against Wescorp by reason that the Wescorp Shares comprised in the First Tranche were not registered and free trading at the time of issuance and delivery to Abuelo.

e)	If, within 270 days of April 30, 2004, Abuelo receives and accepts a bona fide offer from a third party to purchase the First Tranche at a price per Wescorp Share less than the average closing price of the common shares of Wescorp for July 14, 15 and 16, 2004 less a discount of 5%, and such purchase and sale of the First Tranche completes, then Wescorp will no longer be obliged to register the First Tranche under the 1933 Act, section 3.4 of this Agreement will not apply to the First Tranche, and Abuelo will have no right of action for damages or otherwise as against Wescorp by reason that the Wescorp Shares comprised in the First Tranche were not registered and free trading at the time of issuance and delivery to Abuelo.

f)	Wescorp agrees to assist Abuelo in completing the documentation required, from time to time, to sell all or any portion of the First Tranche pursuant to the 1933 Act, including arranging for an appropriate legal opinion of U.S. counsel, if needed, and signing any other documents reasonably necessary to facilitate such sale.

g)	If neither d) nor e) above occurs and Wescorp does not register the First Tranche by filing and clearing a registration statement with the United States Securities and Exchange Commission within 270 days of April 30, 2004, then Abuelo will have the option and right to terminate this Agreement pursuant to section 3.4 hereof."

3.	All other terms and conditions of the Purchase Agreement will remain unchanged and in full force and effect.

4.	This Amending Agreement may be signed by facsimile or original and executed in any number of counterparts, and each executed counterpart will be considered to be an original. All executed counterparts taken together will constitute one agreement.

TO EVIDENCE THEIR AGREEMENT each of the parties has executed this Agreement as of the 16th day of June, 2004.

BAYSHORE BANK & TRUST (BARBADOS)
CORPORATION, AS TRUSTEE OF THE
ABUELO TRUST
By:

/s/ Penny Ettinger

Penny Ettinger, Authorized Signatory

WESCORP ENERGY INC.
By:

/s/ Doug Biles

Doug Biles President and Authorized Signatory